EXHIBIT 14(ii)

Code of Conduct for Finance Employees

To ensure complete and accurate financial records and reporting, all Finance employees will:

•	Act with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships.

•	Provide constituents with information that is accurate, complete, objective, relevant, timely and understandable.

•	Comply with rules and regulations of federal, state, provincial and local governments, and other appropriate private and public regulatory agencies.

•	Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing one’s independent judgment to be subordinated.

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Respect the confidentiality of information acquired in the course of one’s work except when authorized or otherwise legally obligated to disclose. Confidential information acquired in the course of one’s work will not be used for personal advantage.

•	Share knowledge and maintain skills important and relevant to constituents’ needs.

•	Proactively promote ethical behavior as a responsible partner among peers, in the work environment and the community.

•	Achieve responsible use of and control over all assets and resources employed or entrusted.

This code of conduct is complementary, and does not replace responsibilities all employees have as outlined in existing Boeing Ethics and business Conduct and the “Expected conduct for all Boeing employees”: procedures.